FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 08/04/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: August 4, 2026

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of June 30, 2026
and for the six-month periods
ended on June 30, 2026 and 2025

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
		(Unaudited)		(Unaudited)
Net sales	3	4,340,290	3,946,939	8,274,253	7,879,747
Cost of sales	4	(3,399,269)	(3,336,863)	(6,646,362)	(6,738,721)

Gross profit		941,021	610,076	1,627,891	1,141,026

Selling, general and administrative expenses	5	(427,795)	(402,900)	(818,063)	(799,100)
Other operating income (expense), net		15,182	(7,949)	8,654	(10,873)

Operating income	3	528,408	199,227	818,482	331,053

Finance expense	6	(50,428)	(56,318)	(100,613)	(110,660)
Finance income	6	45,198	57,458	108,932	125,949
Other financial income (expense), net	6	(34,000)	(30,686)	(25,101)	17,826
Equity in earnings of non-consolidated companies	9	22,240	24,898	36,654	40,769
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	12	(24,000)	(39,700)	(71,500)	(85,000)
Profit before income tax		487,418	154,879	766,854	319,937

Income tax	11	(22,891)	104,436	70,063	81,709

Profit for the period		464,527	259,315	836,917	401,646

Attributable to:
Owners of the parent		343,667	215,446	556,691	282,424
Non-controlling interest		120,860	43,869	280,226	119,222

Profit for the period		464,527	259,315	836,917	401,646

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.18	0.11	0.28	0.14

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 2 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Profit for the period	464,527	259,315	836,917	401,646

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,330	159,626	1,222	372,255
Currency translation adjustment from participation in non-consolidated companies	2,442	19,874	18,350	46,181
Changes in the fair value of financial instruments at fair value through other comprehensive income	51,927	(126,273)	37,366	(173,254)
Income tax related to financial instruments at fair value	(19,570)	19,900	19,408	56,012
Changes in the fair value of derivatives classified as cash flow hedges	(14,767)	100,285	(44,530)	151,728
Income tax related to cash flow hedges	3,624	(30,093)	11,679	(45,392)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(1,639)	1,665	(407)	146
Income tax relating to remeasurement of post employment benefit obligations	165	(55)	165	(55)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	—	—	(15)	4

Other comprehensive income for the period, net of tax	23,512	144,929	43,238	407,625

Total comprehensive income for the period	488,039	404,244	880,155	809,271

Attributable to:
Owners of the parent	357,708	249,590	572,039	389,402
Non-controlling interest	130,331	154,654	308,116	419,869

Total comprehensive income for the period	488,039	404,244	880,155	809,271
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 3 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2026		December 31, 2025
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	10,973,010		10,406,110
Intangible assets, net	8	1,037,375		1,002,361
Investments in non-consolidated companies	9	613,844		562,695
Other investments		213		215
Deferred tax assets		1,282,592		1,039,179
Receivables, net		764,123		803,902
Trade receivables, net		4,839	14,675,996	4,261	13,818,723

Current assets
Receivables, net		640,285		822,544
Current income tax assets		66,597		162,475
Derivative financial instruments		26,420		42,581
Inventories, net		4,395,124		4,093,659
Trade receivables, net		2,007,085		1,535,716
Other investments		1,300,705		1,600,002
Cash and cash equivalents		1,430,687	9,866,903	1,531,204	9,788,181
Assets classified as held for sale			8,857		8,187
			9,875,760		9,796,368
Total Assets			24,551,756		23,615,091

EQUITY
Capital and reserves attributable to the owners of the parent			12,299,555		11,944,300
Non-controlling interest			4,439,459		4,203,446
Total Equity			16,739,014		16,147,746

LIABILITIES
Non-current liabilities
Provisions		596,528		585,854
Deferred tax liabilities		23,231		24,278
Non-current tax liabilities		4,724		13,152
Other liabilities		997,902		956,112
Trade payables		1,188		1,122
Lease liabilities		160,190		138,031
Borrowings	(a)	2,205,580	3,989,343	1,814,587	3,533,136
Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	12	599,100		527,600
Current income tax liabilities	11	64,037		39,343
Other liabilities	16 (ii)	439,693		639,786
Trade payables		2,035,691		2,073,496
Derivative financial instruments		—		1,081
Lease liabilities		46,706		48,503
Borrowings		638,172	3,823,399	604,400	3,934,209
Total Liabilities			7,812,742		7,467,345

Total Equity and Liabilities			24,551,756		23,615,091
(a) See footnote (2) in Consolidated Condensed Interim Statements of Cash Flows.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 4 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2026	2,004,743	(150,000)	(23,295)	1,340,804	(2,324,866)	(2,046,690)	13,143,604	11,944,300	4,203,446	16,147,746

Profit for the period							556,691	556,691	280,226	836,917
Other comprehensive income (loss) for the period
Currency translation adjustment						5,628		5,628	13,944	19,572
Remeasurement of post employment benefit obligations				75				75	(332)	(257)
Cash flow hedges and others, net of tax				(25,589)				(25,589)	(7,262)	(32,851)
Others (4)				35,234				35,234	21,540	56,774

Total comprehensive income (loss) for the period	—	—	—	9,720	—	5,628	556,691	572,039	308,116	880,155

Dividends paid in cash (5)							(255,200)	(255,200)	—	(255,200)
Dividends paid in cash to non-controlling interest (6)								—	(33,687)	(33,687)
Effects related to the acquisition of additional participation in Usiminas (7)				38,416				38,416	(38,416)	—

Balance as of June 30, 2026 (unaudited)	2,004,743	(150,000)	(23,295)	1,388,940	(2,324,866)	(2,041,062)	13,445,095	12,299,555	4,439,459	16,739,014

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2026, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2026, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) See note 10.
(6) See note 15 (iii).
(7) See note 16 (i).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 5 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,753	(2,324,866)	(2,129,552)	13,248,403	11,968,186	4,163,383	16,131,569

Profit for the period							282,424	282,424	119,222	401,646
Other comprehensive income (loss) for the period
Currency translation adjustment						84,978		84,978	333,458	418,436
Remeasurement of post employment benefit obligations				348				348	(253)	95
Cash flow hedges and others, net of tax				94,514				94,514	11,822	106,336
Others (4)				(72,862)				(72,862)	(44,380)	(117,242)

Total comprehensive income (loss) for the period	—	—	—	22,000	—	84,978	282,424	389,402	419,869	809,271

Dividends paid in cash							(353,354)	(353,354)	—	(353,354)
Repayment of additional paid in capital								—	(5,145)	(5,145)

Balance as of June 30, 2025 (unaudited)	2,004,743	(150,000)	(23,295)	1,364,753	(2,324,866)	(2,044,574)	13,177,473	12,004,234	4,578,107	16,582,341

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2025, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 6 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Six-month period ended June 30,
	Notes	2026	2025
		(Unaudited)
Cash flows from operating activities
Profit for the period		836,917	401,646
Adjustments for:
Depreciation and amortization	7 & 8	374,391	380,857
Income tax accruals less payments	11	(126,932)	(251,955)
Equity in earnings of non-consolidated companies	9	(36,654)	(40,769)
Interest accruals less payments/receipts, net		(10,396)	398
Changes in provisions		(8,715)	4,209
Changes in working capital (1)		(650,763)	726,764
Net foreign exchange results and others		23,777	(55,478)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	12	71,500	85,000

Net cash provided by operating activities		473,125	1,250,672

Cash flows from investing activities
Capital expenditures	7 & 8	(837,161)	(1,327,490)
Decrease in other investments		376,021	561,926
Proceeds from the sale of property, plant and equipment		1,126	864
Dividends received from non-consolidated companies		1,919	1,922
Acquisition of business	15 (ii)
Purchase consideration		(24,105)	—
Cash acquired		3,739	—
Recovery of loans to non-consolidated companies	13	150,000	—
Acquisition of additional participation in Usiminas	16 (i)	(315,216)	—
Repayment of additional paid in capital		—	(5,145)

Net cash used in investing activities		(643,677)	(767,923)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders	10	(255,200)	(353,354)
Dividends paid in cash to non-controlling interest		(42,615)	(1,958)
Finance lease payments		(32,471)	(35,152)
Proceeds from borrowings (2)		434,500	581,842
Repayments of borrowings		(58,275)	(547,382)

Net cash provided by (used in) financing activities		45,939	(356,004)

(Decrease) Increase in cash and cash equivalents		(124,613)	126,745

Movement in cash and cash equivalents
At January 1,		1,531,204	1,691,263
Effect of exchange rate changes		24,096	39,688
(Decrease) Increase in cash and cash equivalents		(124,613)	126,745

Cash and cash equivalents as of June 30, (3)		1,430,687	1,857,696

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		52,735	26,243

(1) The working capital is impacted by non-cash movements of $ 25.3 million as of June 30, 2026 ($ 198.6 million as of June 30, 2025) due to the variations in the exchange rates used by subsidiaries.
(2) It includes mainly $ 300 million from the syndicated loan of Ternium Mexico in connection with the investment plan in the Pesquería facilities.
(3) It includes restricted cash of $ 2,938 and $ 2,993 as of June 30, 2026 and 2025, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,300,762 and $ 1,517,350 as of June 30, 2026 and 2025, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Page 7 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2026, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”), each representing 10 shares, trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2025.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2025, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2025.

None of the accounting pronouncements issued after December 31, 2025, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result of operations.

Page 8 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

3.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products done by the Company's subsidiaries, mainly iron ore and iron ore pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium's Chief Executive Officer ("CEO") functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses "Operating income - Management view" as per the below table as the key performance measure, which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to value inventories, while under IFRS they are valued at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (using the FIFO methodology).
• In the case of Usiminas, the use of costs based on the weighted average cost, while, under IFRS, costs are calculated under the FIFO methodology.
• Other differences related to other operating income and expenses.

Page 9 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

3.    SEGMENT INFORMATION (continued)

	Six-month period ended June 30, 2026 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	681,817	(57,864)	204	624,157
Reconciliation:
Differences in Cost of sales				182,087
Differences in Other operating income (expense), net				12,238
Operating income - Under IFRS				818,482
Financial income (expense), net				(16,782)
Equity in earnings (losses) of non-consolidated companies				36,654
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(71,500)
Income before income tax expense - IFRS				766,854
Net sales from external customers	8,006,576	267,677	—	8,274,253
Net sales from transactions with other operating segments of the same entity	—	332,079	(332,079)	—
Depreciation and amortization	(305,607)	(68,784)	—	(374,391)

	Six-month period ended June 30, 2025 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	433,400	(39,898)	(7,738)	385,764
Reconciliation:
Differences in Cost of sales				(54,711)

Operating income - Under IFRS				331,053
Financial income (expense), net				33,115
Equity in earnings (losses) of non-consolidated companies				40,769
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(85,000)
Income before income tax expense - IFRS				319,937
Net sales from external customers	7,613,034	266,713	—	7,879,747
Net sales from transactions with other operating segments of the same entity	—	294,108	(294,108)	—
Depreciation and amortization	(285,603)	(95,254)	—	(380,857)

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2026.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Six-month period ended June 30, 2026 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	4,283,911	1,034,836	2,036,659	918,847	8,274,253
Non-current assets (1)	7,895,041	1,141,999	2,681,732	291,613	12,010,385
	Six-month period ended June 30, 2025 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	3,632,906	1,152,332	2,012,294	1,082,215	7,879,747
Non-current assets (1)	6,468,895	1,117,087	2,592,593	332,180	10,510,755
(1) Includes Property, plant and equipment and Intangible assets.

Page 10 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

4.    COST OF SALES

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Inventories at the beginning of the year	4,093,659	4,750,511
Translation differences	—	154,817

Plus: Charges for the period
Raw materials and consumables used and other movements	5,364,430	4,529,099
Services and fees	165,237	150,228
Labor cost	615,315	534,018
Depreciation of property, plant and equipment	304,031	287,572
Amortization of intangible assets	28,724	53,092
Maintenance expenses	425,841	459,693
Office expenses	12,925	9,226
Insurance	17,265	18,691
Change of obsolescence allowance	11,473	9,639
Recovery from sales of scrap and by-products	(18,126)	(16,251)
Others	20,712	26,557
Less: Inventories at the end of the period	(4,395,124)	(4,228,171)
Cost of Sales	6,646,362	6,738,721

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Services and fees	57,014	58,672
Labor cost	217,829	194,628
Depreciation of property, plant and equipment	15,539	13,681
Amortization of intangible assets	26,097	26,512
Maintenance and expenses	7,747	5,896
Taxes	63,755	73,068
Office expenses	48,725	44,566
Freight and transportation	373,899	366,990
Increase (Decrease) of allowance for doubtful accounts	875	(1,067)
Others	6,583	16,154

Selling, general and administrative expenses	818,063	799,100

Page 11 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

6.    FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Interest expense	(100,613)	(110,660)

Finance expense	(100,613)	(110,660)

Interest income	108,932	125,949

Finance income	108,932	125,949

Net foreign exchange gain (loss)	(18,976)	(4,398)
Change in fair value of financial assets	20,768	47,111
Derivative contract results	(8,679)	(1,572)
Others (1)	(18,214)	(23,315)

Other financial (expenses) income, net	(25,101)	17,826
(1) See note 16 (ii).

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
At the beginning of the year	10,406,110	8,381,155

Acquisition of business (Note 15 (ii))	10,282	—
Currency translation differences	536	142,423
Additions (1)	876,435	1,266,311
Value adjustments of lease contracts	12,350	6,744
Disposals	(25,690)	(18,421)
Depreciation charge	(319,570)	(301,253)
Transfers and reclassifications	(778)	9,240
Capitalized borrowing costs	13,335	—

At the end of the period	10,973,010	9,486,199
(1) For the six-month period ended June 30, 2026 and 2025, it included $ 638 and $ 984 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plan in the Pesquería facilities.

8.    INTANGIBLE ASSETS, NET

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
At the beginning of the year	1,002,361	1,022,111

Currency translation differences	243	5,182
Additions	89,709	85,667
Amortization charge	(54,821)	(79,604)
Transfers/Disposals	(117)	(8,800)

At the end of the period	1,037,375	1,024,556

Page 12 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of

			June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	174,523	161,315
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	117,215	108,056
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	281,270	254,267
Other non-consolidated companies (1)					40,836	39,057
					613,844	562,695
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda. and Terminal de Cargas Sarzedo Ltda.

Techgen S.A. de C.V.

Techgen stated as of and for the six-month period ended June 30, 2026, that revenues amounted to $ 218 million ($ 214 million as of June 30, 2025), net profit from continuing operations to $ 28 million ($ 34 million as of June 30, 2025), non-current assets to $ 669 million ($ 676 million as of December 31, 2025), current assets to $ 85 million ($ 92 million as of December 31, 2025), non-current liabilities to $ 348 million ($ 1 million as of December 31, 2025), current liabilities to $ 42 million ($ 431 million as of December 31, 2025) and shareholders’ equity to $ 364 million ($ 336 million as of December 31, 2025).

Unigal Usiminas Ltda.

Unigal stated as of and for the six-month period ended June 30, 2026, that revenues amounted to $ 35 million ($ 31 million for the six-month period ended June 30, 2025), net profit from continuing operations to $ 13 million ($ 9 million for the six-month period ended June 30, 2025), non-current assets to $ 137 million ($ 140 million as of December 31, 2025), current assets to $ 55 million ($ 37 million as of December 31, 2025), non-current liabilities to $ 43 million ($ 43 million as of December 31, 2025), current liabilities to $ 12 million ($ 10 million as of December 31, 2025) and shareholders’ equity to $ 138 million ($ 125 million as of December 31, 2025).

MRS Logística S.A.

MRS Logística stated as of and for the six-month period ended June 30, 2026, that revenues amounted to $ 702 million ($ 509 million for the six-month period ended June 30, 2025), net profit from continuing operations to $ 98 million ($ 109 million for the six-month period ended June 30, 2025), non-current assets to $ 3,866 million ($ 3,516 million as of December 31, 2025), current assets to $ 1,125 million ($ 1,008 million as of December 31, 2025), non-current liabilities to $ 2,698 million ($ 2,297 million as of December 31, 2025), current liabilities to $ 524 million ($ 588 million as of December 31, 2025) and shareholders’ equity to $ 1,769 million ($ 1,639 million as of December 31, 2025).

Page 13 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 12, 2026, the shareholders approved a distribution of dividends of $ 0.22 per share ($ 2.20 per ADS). The annual dividend included the interim dividend of $ 0.09 per share ($ 0.90 per ADS) paid in November 2025. A net dividend of $ 0.13 per share ($ 1.30 per ADS), for an aggregate amount of $255.2 million, was paid on May 15, 2026.

11.    INCOME TAX – PILLAR TWO

The Company is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from 1 January 2024. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Company estimates as current tax expense related to Pillar Two the amount of $ 7.2 million for the six-month period ended June 30, 2026. The total provision related to Pillar Two as of June 30, 2026, amounts to $ 51.2 million.

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025. As of June 30, 2026, Management reviewed with the assistance of legal counsel the status of each significant matter and assessed the potential financial exposure.

(i) Tax claims and other contingencies

Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

Page 14 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through June 30, 2026, and attorney’s fees in the amount of BRL 5 million, the aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 2,290.5 million (BRL 2,143.9 million as of December 31, 2025) and BRL 810.9 million (BRL 759.0 million as of December 31, 2025). The foregoing amounts, if the BRL/$ rate as of June 30, 2026, is used, are equivalent to approximately $ 442.5 million ($ 389.6 million as of December 31, 2025, if the BRL/$ rate as of such date is used) and $ 156.6 million ($ 138.0 million as of December 31, 2025, if the BRL/$ rate as of such date is used).

Page 15 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Ternium and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the first appeal was dismissed by the SCJ special court while the other appeal has not yet been ruled by the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter.

PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 584 million or $ 113 million as of June 30, 2026). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

Main contingencies recognized pursuant to IFRS 3 Business Combinations in Usiminas

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

The main contingencies recognized in the consolidated condensed interim financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Page 16 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Description	Status	As of the acquisition date (in $ thousands)	As of June 30, 2026 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	31,203
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,996
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	5,751
Other contingencies		86,613	50,064
Provisions for contingencies recognized by Usiminas before business combination		199,677	98,014

Description	Status	As of the acquisition date (in $ thousands)	As of June 30, 2026 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	88,247
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	47,987
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	33,456
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	26,801
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment by the trial court.	12,386	11,531
Other tax contingencies		206,335	129,153
Provisions for tax contingencies recognized as part of the business combination		432,488	337,175
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	19,655
Other civil and other contingencies (1)		88,905	40,853
Provisions for civil and other contingencies recognized as part of the business combination		174,333	60,508
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	14,205
Other labour contingencies (1)		22,532	9,461
Provisions for labour contingencies recognized as part of the business combination		49,655	23,666
(1) Composed of individually non-significative contingencies

Page 17 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

12.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

(a) Ternium Argentina entered into agreements, mainly with Vale S.A. and LHG Mining, to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2027, for an estimated total amount of $ 289.4 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
- 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 55.4 million payable until April 2028. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 114.2 million payable until April 2047.

(c) Ternium Brasil entered into an agreement with Petrobras S.A. for the supply of petcoke. The contract has minimum required volumes and is due to terminate in August 2027. As of June 30, 2026, the outstanding amount of the agreement was approximately $ 119.1 million.

(d) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of June 30, 2026, the outstanding amount for this agreement was approximately $ 151.5 million. This agreement is due to terminate in December 2030. The contract has minimum required volumes.

(e) As of June 30, 2026, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 163.2 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(f) Usiminas signed in February 2026 a purchase agreement with Petrobras S.A. for the supply of coke to support operations at the company's Ipatinga steel plant until February 2028. The agreement stipulated a total annual volume of 144 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $ 29.4 million as of June 30, 2026.

(g) Usiminas S.A. signed in March 2026 a purchase agreement with Vale S.A. for the supply of iron ore (pellets) until December 2026. The agreement stipulated a 15% tolerance on the confirmed annual volume and a shortfall clause with a 10% penalty over the unfulfilled volume, unless the parties agree to carry such shortfall forward and compensate it in the following year. The outstanding amount was approximately $ 47.5 million as of June 30, 2026.

Page 18 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

13.    RELATED PARTY TRANSACTIONS

As of June 30, 2026, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, controls San Faustin through the holding of voting shares sufficient in number to influence matters affecting or submitted to a vote of the shareholders of San Faustin S.A., including the election of directors and the approval of certain corporate transactions and other matters concerning San Faustin S.A.'s policies. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	54,573	59,916
Sales of goods to other related parties	47,470	96,216
Sales of services and others to non-consolidated parties	92	92
Sales of services and others to other related parties	2,211	1,832
	104,346	158,056
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	213,352	202,999
Purchases of goods from other related parties	93,167	94,422
Purchases of services and others from non-consolidated parties	102,528	98,312
Purchases of services and others from other related parties	289,469	280,501
	698,516	676,234
(c) Financial results
Income with non-consolidated parties	2,553	6,466
Expenses in connection with lease contracts from other related parties	(165)	(453)
	2,388	6,013
(d) Dividends
Dividends from non-consolidated parties	3,916	2,052
	3,916	2,052
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	379	452
Income (expenses), net with other related parties	657	396
	1,036	848

	June 30, 2026	December 31, 2025
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties (1)	10,745	159,059
Receivables from other related parties	23,759	31,811
Advances to non-consolidated parties	—	316
Advances to suppliers with other related parties	69,569	126,374
Payables to non-consolidated parties	(48,018)	(55,318)
Payables to other related parties	(152,207)	(188,030)
Lease Liabilities with other related parties	(951)	(1,505)

	(97,103)	72,707
(1) The Company received the full repayment of the loan granted to Techgen S.A. de C.V for $ 150 million.

Page 19 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

14.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of June 30, 2026 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	389,866	—	—	389,866
Derivative financial instruments	—	75	26,345	26,420
Trade receivables	2,011,924	—	—	2,011,924
Other investments	175,314	204,209	921,239	1,300,762
Cash and cash equivalents	1,289,382	141,305	—	1,430,687

Total	3,866,486	345,589	947,584	5,159,659

As of June 30, 2026 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	240,023	—		240,023
Trade payables	1,957,302	—		1,957,302
Lease liabilities	206,896	—		206,896
Borrowings	2,843,752	—		2,843,752

Total	5,247,973	—		5,247,973

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2025 for definitions of levels of fair values and figures at that date.
The following table presents the assets that are measured at fair value, with liabilities measured at fair value amounting to nil as of June 30, 2026:

	Fair value measurement as of June 30, 2026 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	141,305	141,305	—	—
Other investments	1,125,448	951,135	174,130	183
Derivative financial instruments	26,420	—	26,420	—

Total assets	1,293,173	1,092,440	200,550	183

Page 20 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

14.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2025:

	Fair value measurement as of December 31, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	332,317	332,317	—	—
Other investments	1,385,505	1,231,788	153,488	229
Derivative financial instruments	42,581	—	42,581	—
Total assets	1,760,403	1,564,105	196,069	229

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,081	—	1,081	—
Total liabilities	1,081	—	1,081	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the six-month period ended June 30, 2026, and the year ended December 31, 2025, corresponds to the initial investment and to the changes in its fair value.

15.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES

(i) Foreign exchange restrictions in Argentina

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

•Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within specified deadlines, which vary depending on whether transactions involve related parties and on the timing of collection. Payments for imports of goods are allowed upon customs clearance, while payments for services are permitted either upon accrual (non-related parties) or after a 90-day deferral (related parties). Payments for capital goods imports follow a phased schedule.

•Access to the MULC to pay dividends is permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of June 30, 2026, have been valued considering the official exchange rates at the end of the period.

Page 21 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

15.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES (continued)

Under Ternium Argentina’s interim financial statements as of June 30, 2026, and for the six-month period then ended, revenues amounted to $ 965 million (six-month period ended June 30, 2025: $ 985 million), net profit from continuing operations to $ 260 million (six-month period ended June 30, 2025: $ 61 million), total assets to $ 5,431 million (December 31, 2025: $ 5,181 million), total liabilities to $ 528 million (December 31, 2025: $ 499 million) and shareholders’ equity to $ 4,903 million (December 31, 2025: $ 4,682 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 744 million as of June 30, 2026, broken down as follows:
- $ 697 million in U.S. dollars-denominated instruments mainly in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated condensed interim financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated condensed interim financial statements.
- $ 47 million in Argentine pesos-denominated instruments.

Ternium Argentina’s financial position in ARS as of June 30, 2026, amounted to $ 161 million in monetary assets and $ 119 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

Despite recent easing measures, this context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

(ii) Acquisition of Tubos Argentinos S.A.

On January 14, 2026, Ternium Argentina S.A. acquired for $ 24.1 million: (i) 44,148,349 ordinary shares with a face value of ARS 1 each and one vote per share, issued by Tubos Argentinos S.A. (“TASA”), representing 100% of TASA’s voting share capital, and (ii) all outstanding credits owed by TASA to its selling shareholders, amounting to $ 8.2 million.

TASA is a service center specialized in manufacturing structural and conduit tubes, steel profiles, API‑standard tubes, and highway guardrails and solar‑panel profiles. It operates industrial plants in El Talar (Buenos Aires Province) and Justo Daract (San Luis Province), with annual sales of approximately 42,000 tons.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

15.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES (continued)

The identifiable assets acquired and liabilities assumed were recognized at their fair values as of the acquisition date, totaling $ 24.1 million, and comprised cash and cash equivalents ($ 3.7 million), receivables ($ 4.5 million), inventories ($ 8.5 million), property, plant and equipment ($ 10.2 million), non‑current assets and liabilities, net ($ 1.4 million) and borrowings ($ ‑4.2 million). As of the issuance date of these consolidated condensed interim financial statements, the purchase price allocation is provisional in accordance with IFRS 3. The results of the acquired entity have been included in the Company’s consolidated condensed interim financial statements from the acquisition date, and had the business combination been completed at the beginning of the fiscal year, the impact on consolidated results would not have been significant.

(iii) Distribution of dividends

On March 31, 2026, Ternium Argentina’s board of directors approved the payment of a dividend in cash for a total amount of $ 89.7 million, which was paid on April 13, 2026.

16.    MATTERS RELATED TO USIMINAS

(i) Acquisition of Nippon Group’s remainder participation in Usiminas’ Control Group

On November 5, 2025, Ternium S.A. announced that its subsidiary Ternium Investments S.à r.l. has entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”). This additional investment further strengthens Ternium’s commitment to Usiminas and the Brazilian steel market.

Pursuant to the transaction, Ternium paid $2.06 per ordinary share, which resulted in an aggregate purchase price of approximately $315.2 million in cash for 153.1 million ordinary shares, increasing its participation in the Usiminas control group from 51.5% to 83.1%, while the ownership interest increased from 25.08% to 37.52%.

The closing of the transaction occurred on February 10, 2026, after the approval of the transaction by the antitrust authorities in January, and it was settled with cash on hand. An effect of $ 38.4 million was recognized in the Statement of Changes in Equity related to the difference between the purchase price and the book value of Usiminas as of the closing date, with a reclassification from non-controlling interest.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, Ternium Investments and its subsidiary Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A. (all of which compose the T/T group within Usiminas’ shareholders’ agreement), hold an aggregate participation of 92.9% in Usiminas’ control group. Previdência Usiminas (Usiminas employees’ pension fund) continue to hold the remainder 7.1%.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

16.    MATTERS RELATED TO USIMINAS (continued)

(ii) Put and call option

In addition to the July 2023 share purchase and the governance structure agreed at that moment, a “put” and “call” mechanism was established according to the following scheme:
–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.
–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million as of July 3, 2023 ($ 298.4 million as of December 31, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

The share purchase agreement included in (i) above is confirming timing over the liability already existing related to the acquisition of the NCI, which implies an acceleration of the timing of the payment for this financial liability. Consequently, the liability as of December 31, 2025, included $20.6 million related to the accelerated recognition of financial results related to the acquisition of the participation in Usiminas from NSC and the remaining amount of $16.7 million until February 10, 2026, was recognized upon closing of the transaction.

(iii) Change in the functional currency of Usiminas

The determination of the functional currency requires management to make significant judgements. Usiminas has performed a review of its functional currency and concluded that the currency that most faithfully represents the economic effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2026, and does not affect the balances as of December 31, 2025, nor results or cash flows for the year then ended.

The decision was based on the fact that new global trade restrictions, affecting the international trade of steel along with the increase of steel imports in Brazil, have led to a greater correlation of local prices to global prices. In this context, there is also a greater proportion of total production costs in US dollars. Furthermore, factors to determine the functional currency were always mixed; however, currently most of revenue and costs of production are linked to the US dollar.

Page 24 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

16.    MATTERS RELATED TO USIMINAS (continued)

The change in functional currency of Usiminas significantly reduces the volatility of the effects generated by foreign exchange movements and the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates. The decision was approved by the Board of Directors of Usiminas on February 12, 2026.

(iv) Recoverability assessment of Usiminas Steel CGU and accumulated deferred tax assets

As of September 30, 2025, Ternium assessed the recoverability of its Usiminas Steel CGU and of Usiminas’ accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $405 million write-down of DTA should be recognized as an income tax charge in the quarter. As of such date, Usiminas held DTA amounting to $776 million, primarily stemming from temporary differences and tax losses recognized during the July 2023 business combination. Ternium conducted a comprehensive recoverability assessment regarding the future availability of taxable profits needed to utilize these DTA, as required under IAS 12, incorporating historical performance and updated forecasts in its projections. As of June 30, 2026, no triggers were detected to determine the assessment of the recoverability of Usiminas Steel CGU and of Usiminas’ accumulated DTA.

17.    TARIFFS ON IMPORTS IN THE UNITED STATES

Since early 2025, the United States has significantly expanded its use of trade measures, particularly under Section 232 of the Trade Expansion Act. Tariffs on steel imports were first broadened to virtually all countries and subsequently increased from 25% to 50%, while the scope of products subject to these measures was expanded to include a wide range of steel-containing derivative products. The U.S. also extended Section 232 measures to the automotive sector, imposing a 25% tariff on imported passenger vehicles, light trucks, medium- and heavy-duty trucks, buses and a broad range of automotive parts, with preferential treatment generally limited to qualifying USMCA-originating products. During 2026, the U.S. further refined the implementation of these measures by introducing differentiated tariff treatment for derivative products based on their metal content and origin, while creating a limited mechanism to reduce certain Section 232 duties for qualifying North American steel and aluminum producers that commit to expanding U.S. production capacity.

Beyond Section 232, the U.S. has increasingly relied on other trade policy tools. Tariffs imposed under the International Emergency Economic Powers Act (IEEPA) in 2025 were invalidated by the U.S. Supreme Court and replaced temporarily by global tariffs under Section 122 of the Trade Act of 1974. These measures were subsequently superseded by new Section 301 tariffs, resulting in tariffs ranging from 10% to 25%, depending on the country and product, following investigations into forced labor enforcement. Additional Section 301 tariffs of up to 25% were also imposed on selected Brazilian imports following a separate investigation into a range of Brazilian government policies and practices. While certain products already subject to Section 232 measures or qualifying under USMCA rules of origin were excluded from some of these actions, the overall result has been a more restrictive and complex U.S. trade environment, characterized by overlapping trade remedies, product-specific exemptions, and evolving compliance requirements.

These developments have increased uncertainty across North American manufacturing and supply chains. The formal review of the USMCA, which commenced in July 2026 after the United States did not agree to extend the agreement in its current form, adds further uncertainty regarding the future framework governing regional trade and investment. For Ternium, U.S. tariffs on Mexican exports have reduced the competitiveness of certain products in the U.S. market, adversely affecting several customers and, consequently, steel shipments from Mexico, while uncertainty surrounding future trade rules has weighed on investment decisions.

Page 25 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2026
and for the six-month periods ended June 30, 2026 and 2025

17.    TARIFFS ON IMPORTS IN THE UNITED STATES (continued)

Given the pace and complexity of ongoing policy changes, including the possibility of additional trade measures and the outcome of the USMCA review process, the Company cannot predict their ultimate evolution or quantify their potential impact on its business, financial condition or results of operations.

Pablo Brizzio
Chief Financial Officer

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